United States securities and exchange commission logo





                          September 8, 2022

       Kevin Boyle
       Chief Legal Officer, General Counsel & Corporate Secretary
       V2X, Inc.
       7901 Jones Branch Drive, Suite 700
       McLean, VA 22102

                                                        Re: V2X, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2022
                                                            File No. 333-267223

       Dear Mr. Boyle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              P. Michelle Gasaway,
Esq.